Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine months ended September 30, 2016	Year ended December 31, 2015
Earnings before income taxes	$470	$565
Undistributed equity in earnings of investees	(21)	(18)
Fixed charges:
Interest on annuities	640	732
Interest expense	55	74
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	18	23
EARNINGS	$1,163	$1,377

Fixed charges:
Interest on annuities	$640	$732
Interest expense	55	74
Debt discount, expense and other fixed charges	1	1
Portion of rentals representing interest	18	23
FIXED CHARGES	$714	$830

Ratio of Earnings to Fixed Charges	1.63	1.66

Earnings in Excess of Fixed Charges	$449	$547

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